FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number: 001-33433

CHINA SUNERGY CO., LTD.

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 211100, People’s Republic of China

(86 25) 5276 6688

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CHINA SUNERGY CO., LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Sunergy Co., Ltd.

By:	/s/ Allen Ruennsheng Wang
Name:	Allen Ruennsheng Wang
Title:	Chief Executive Officer

Date: November 21, 2007

Exhibit 99.1

FOR IMMEDIATE RELEASE

CHINA SUNERGY ANNOUNCES FINANCIAL RESULTS FOR THE THIRD QUARTER 2007

Nanjing, China – November 19th, 2007 – China Sunergy Co., Ltd. (NASDAQ: CSUN), a specialized solar cell manufacturer based in Nanjing, China, announced today its financial results for the third quarter 2007.

Quarterly Results:

•	Revenues grew 33.1% on a year-over-year basis, and declined 12.9% sequentially to US$49.0 million; although core cell revenue increased 15.5% sequentially from US$40.1 million to US$46.3 million.

•	Gross profit and gross margin were US$1.0 million and 2.1%, respectively.

•	Quarterly net loss was US$4.4 million.

•	GAAP basic and diluted net loss attributable to holders of ordinary shares was $0.11 per ADS.

•	Shipments amounted to approximately 16.6 megawatts (MW), representing a 48.5% increase year-over-year and an 8% increase sequentially.

•	Quarterly production of 17.8 MW of solar cells represented a 39% increase on a year-over-year basis and a decline of 11% sequentially.

“China Sunergy continued to face a tight polysilicon supply environment during the quarter, and despite proactive efforts to address these challenges, our results were still negatively impacted,” remarked Mr. Tingxiu Lu, Chairman of China Sunergy. “While we made important progress for the long-term by solidifying our supply chain and diversifying our customer base geographically, we do expect short-term pressures to remain.”

Third Quarter and Recent Operational Highlights:

•	Mass commercial production of high-efficiency selective emitter cells commenced in mid-November.

•	Average selective emitter efficiency continued to improve from 16.5% in the third quarter to 17.1% in October and 17.5% for the month-to-date November 2007.

•	A maximum conversion efficiency of 18.2% was achieved on pilot runs of selective emitter cells during November 2007.

•	A 68MW wafer supply agreement and a 106 metric ton (MT) virgin polysilicon supply contract were signed for the remainder of 2007, 2008 and 2009;

•	A 30MW solar cell sales agreement was signed for 2008; and

•	Significant progress made developing sales in overseas markets, particularly Europe.

“Although I am largely not satisfied with our financial performance during the third quarter, we are excited with the important advances with our selective emitter technology and the significant steps taken to strengthen our company for the future, such as the signing of supply and sales agreements. I believe all these initiatives form a solid foundation for 2008 and beyond.” commented Allen Wang, CEO of China Sunergy.

Business Review

Revenue, Shipment and Production

During the third quarter of 2007, revenues grew 33.1% on a year-over-year basis, and decreased 12.9% on a quarter-over-quarter basis to US$49.0 million. The decline in revenues was primarily attributed to the reduction of polysilicon sales, which was partly off-set by the sequential increase in core cell sales from US$40.1 million to US$46.3 million, or 15.5% over the quarter.

Sales from solar cells, polysilicon sales and module sales accounted for 94.7%, 2.3% and 3.0%, respectively. Shipments, including 0.4MW for module sales, amounted to approximately 16.6 MW, compared to 11.4MW during the third quarter 2006 and 15.8MW during the second quarter of 2007.

Revenue and Shipment Comparison between Q3 and Q2 2007

	Q3		Q2
	Volume*	Value (US$mm)	Volume*	Value (US$mm)
Core cell sales	16.2	46.3	14.3	40.1
OEM	—	—	1.1	0.5
Polysilicon sales	4.47	1.1	55.1	14.4
Module sales	0.4	1.5	0.4	1.2

*	All volumes are expressed in MW except for Polysilicon sales expressed in metric tons.

During the third quarter the Company increased its quarter-on-quarter sales of core cell products by 15.5%. The percentage of overall cell sales in overseas markets, particularly Europe, increased from 29.0% to 42.7% sequentially, primarily driven by sales to Germany. This lowered the overall percentage of sales in the China market to 52.3% in the third quarter, down from 58.5% in the second quarter and further demonstrates the significant progress made by the Company to reduce reliance on China-based customers.

Polysilicon trading revenue and volume declined as we increased polysilicon to wafer conversion on OEM basis to improve our operating efficiency.

Mono-crystalline 125-millimeter cells accounted for a lower proportion of overall production and sales at 55.0% and 65.0% (in terms of volume) respectively as we increased production and sale of multi-crystalline to cater for the increasing demands of European customers.

Key Supply and Sales Agreements

Executing on the previously announced strategy, China Sunergy recently signed two wafer and polysilicon raw material supply agreements, following the three wafer supply contracts and framework agreements that the Company signed in the second quarter. These consist of a total wafer volume of 68MW and virgin polysilicon volume of 106MT, signed with:

•

A leading Taiwan based wafer provider, for a high quality supply of approximately 68 megawatts of mono-crystalline 156-millimeter wafers for 2007, 2008 and 2009. The scheduled shipments are to begin in late November 2007 and expire in December 2009;

•

Luoyang Zhonggui High-tech Co., Ltd. (“Zhonggui”), a leading Chinese polysilicon manufacturing company, for the supply of approximately 106 metric tons (“MT”) of high-quality virgin solar-grade multi-crystalline polysilicon from late 2007 to early 2008.

In addition, the Company recently signed significant sales contracts with:

•	aleo solar AG (“aleo”), a leading German solar module manufacturer, to supply at least 30 MW of high quality silicon solar cells in 2008.

•	Canadian Solar Inc., a leading China-based module manufacturer, for a total volume of 25MW of solar cells for delivery in 2008.

Technological Developments

During the quarter the Company continued to make significant progress with the development of its selective emitter technology. Average selective emitter efficiency continued to improve from 16.5% in the third quarter to 17.1% in October and 17.5% for the month-to-date November 2007. A maximum conversion efficiency of 18.2% was achieved on pilot production runs during November 2007.

Following the successful commercial roll-out of our selective emitter cells we will refocus our R&D resources onto the development of new types of high-efficiency cells. The development of our N-type cells continues to move along smoothly.

Financial Review

Gross profit for the quarter was US$1.0 million, which led to a gross margin decrease to 2.1% from 4.9% sequentially and 17.1% on year-over-year basis.

Margin Breakdown

	Gross margin
	Q3	Q2
Core cell sales	1.5%	5.9%
OEM	—	29.9%
Polysilicon sales	27.0%	1.5%
Module sales	0.8%	1.9%

Blended	2.1%	4.9%

The sequential gross margin contraction on core cell sales from 5.9% to 1.5% was mainly attributed to; prolonged tight polysilicon supply (that increased overall raw material costs and compromised wafer quality), higher inventory provisions, and lower ASP for off specification cells that more than off-set the increase in blended ASP.

Blended ASP for the third quarter rose from $2.82 per watt to $2.85 per watt due to the strong demand and pricing environment and the strengthening of the RMB and Euro in which more than 90% of our sales were denominated.

Wafer costs continued to account for a large portion of overall manufacturing costs. In Q3, wafer costs rose to US$2.45 per watt compared to US$2.35 per watt in the second quarter. Wafer costs per watt as a percentage of total production costs per watt increased from 88.4% to 89.2%. Other production costs, which mainly consisted of; other raw materials, labor, depreciation and utilities, were US$0.30 per watt and largely the same as the first two quarters of this year.

Our SG&A expenses increased from $3.0 million to $4.2 million sequentially mainly due to an increase in salary and other expenses.

R&D expenses declined from US$1.4 million to US$0.4 million mainly on decreased quantity of raw materials used in our research activities as selective emitter cell production was migrated from pilot to commercial production.

Due primarily to lower gross margin and rising administration expenses, the Company incurred an operating loss of US$3.6 million. This compares to an operating profit of US$4.0 million and an operating loss of US$1.6 million for Q3 06 and Q2 07, respectively.

Interest expenses rose slightly from US$1.9 million to US$2.0 million. IPO proceeds generated an interest income of US$0.6 million.

With lower gross margin and higher operating expenses, the Company incurred a net loss of US$4.4 million for the quarter.

Balance sheet

As of September 30, 2007, the Company had cash and cash equivalents of US$76.4 million. Net operating cash outflow for the third quarter was US$23.8 million, which was mainly attributable to the Company increasing advance payments to suppliers by US$11.0 million to secure silicon wafers and polysilicon, and an inventory increase of US$7.6 million from June 30, 2007 to September 30, 2007. In the third quarter of 2007 depreciation was US$1.0 million and capital expenditures were US$6.5 million. The capital expenditures were related to production enhancement during the quarter.

Outlook

The Company targets to produce 20 MW in the December quarter which implies an annual production target of approximately 78 MW of solar cells. Of this production volume, the Company targets to produce 1.5 MW of high-efficiency selective emitter cells. The Company maintains its 2008 production target of 160-170 MW with 30-40 MW to be our high efficiency selective emitter cells.

Litigation

The Company has been made aware that three purported class action complaints were filed in the United States alleging violations by the Company, and certain of its officers and directors, of the U.S. Securities Act of 1933 in connection with the Company’s initial public offering in May 2007. The Company is reviewing the complaint with experienced US defense counsel, and expects to contest the complaint vigorously

Quarterly Earnings Conference Call Details

China Sunergy’s management team will host a conference call to discuss results from 3Q 2007 on Monday 19th November at 5:00 am (US Pacific Time)/8:00 am (US Eastern Time)/9:00 pm (Beijing/Hong Kong Time). A live audio webcast of the conference call will be available on China Sunergy’s website at www.chinasunergy.com. To listen to the conference call, please use the dial in numbers below:

Dial-in numbers and pass code:

U.S. callers please dial: +1 866 202 4683

International callers please dial: +1 617 213 8846

Pass code: 7988 8918

A replay of the call will be available for one week following the call and can be accessed on the Company website or by dialing the numbers below:

U.S callers please dial: +1 888 286 8010

International callers please dial: +1 617 801 6888

Pass code: 5764 0685

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy”) is a leading manufacturer of solar cell products in China as measured by production capacity. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit www.chinasunergy.com.

For further information contact:

China Sunergy	Financial Dynamics
Fischer Chen	Julian Wilson: julian.wilson@fd.com
Email: fischer.chen@chinasunergy.com	Phone: + (86) 10-5811-1902
Michael Polyviou: michael.polyviou@fd.com
Phone: + 1 (212) 850-5748

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and the marketability of its products; the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the company’s filings with the Securities and Exchange

Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company’s unaudited condensed consolidated interim financial statements for the respective periods.

China Sunergy Co., Ltd.

Unaudited Condensed Consolidated Income Statement Information

(In US$ ’000, except share and per share data)

	For the 3 Months Ended
	Sep 30, 2007	June 30, 2007	Sep 30, 2006
Net sales	48,956	56,220	36,776
Cost of goods sold	(47,944)	(53,452)	(30,489)

Gross profit	1,012	2,768	6,287
Operating expenses:
Selling expenses	(432)	(418)	(357)
General and administrative expenses	(3,731)	(2,583)	(1,781)
Research and development expenses	(446)	(1,365)	(140)

Total operating expenses	(4,609)	(4,366)	(2,278)
(Loss)/Income from operations	(3,597)	(1,598)	4,009
Interest expense	(2,047)	(1,897)	(935)
Interest income	560	503	165
Other income/(expenses), net	524	(640)	(606)

(Loss)/Income before income tax	(4,560)	(3,632)	2,633
Income tax benefit	133	89	14

Net (loss)/income	(4,427)	(3,543)	2,647
Dividend on Series A redeemable convertible preferred shares		(57)	(101)
Dividend on Series B redeemable convertible preferred shares		(121)	(216)
Dividend on Series C redeemable convertible preferred shares		(86)	(7)

Net (loss)/income attributable to ordinary shareholders	(4,427)	(3,807)	2,323

Net (loss)/income per ADS
Basic	$(0.11)	$(0.14)	$0.14
Diluted	$(0.11)	$(0.14)	$0.11

Weighted average ADS outstanding
Basic	39,555,463	26,908,246	16,895,073
Diluted	39,555,463	26,908,246	23,070,480

China Sunergy Co., Ltd

Unaudited Condensed Consolidated Balance Sheet Information

(In US$ ’000, except share and per share data)

	Sep 30, 2007	June 30, 2007
Assets
Current Assets
Cash and cash equivalents	76,369	101,949
Restricted cash	26,837	27,025
Accounts Receivable (net)	25,961	38,470
Other receivable (net)	11,453	3,504
Inventories	58,435	47,496
Advance to suppliers	79,711	68,906
Amount due from related companies	2,275	8,738
Total current assets	281,041	296,088
Property, plant and equipment, net	45,517	39,833
Land use rights	2,191	1,017
Deferred tax assets	390	256
Total assets	329,139	337,194

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings	122,291	119,424
Current portion of long-term borrowings	8,674	8,674
Accounts payable	10,591	9,639
Advance from customers	1,965	4,351
Amount due to related companies	1,088	6,947
Accrued expenses and other payables	2,072	3,500
Total liabilities	146,681	152,535

Shareholders’ equity
Ordinary shares: US$0.0001 par value; 237,332,777 and 237,332,777 shares issued outstanding as of September 30, 2007 and June 30, 2007, respectively	24	24
Additional paid-in capital	178,218	178,105
Retained earnings	(2,601)	1,826
Accumulated other comprehensive income	6,817	4,704
Total shareholders’ equity	182,458	184,659
Total liabilities and shareholders’ equity	329,139	337,194